Hannon Armstrong Securities, LLC

Notes to Financial Statements

December 31, 2015

1. Background

Hannon Armstrong Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulation Authority ("FINRA") effective February 1, 2011. The Company, which was formed on July 22, 2008, is a Maryland limited liability company and is wholly-owned by HAT Holdings I, LLC ("Member"), which is a wholly owned subsidiary of Hannon Armstrong Capital, LLC (collectively referred to as the "Parent").

The Company's principal business involves providing advisory services to clients seeking financing for infrastructure projects.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in accordance with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue for financial advisory and placement services when such services have been provided in accordance with contractual requirements and collectability is reasonably assured. For the year ended December 31, 2015, the Company did not recognize any revenue.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted cash and short-term cash investments with original maturity of three months or less at the date of purchase.

Accounts Receivable

Accounts receivable represent outstanding balances from customers. The Company provides for allowance for doubtful accounts based on estimates of uncollectible accounts. As of December 31, 2015, the Company does not have any outstanding accounts receivable.

Income Taxes

No provision has been made for federal and state income taxes since the income, if any, from Company's operations are included in the tax returns of the Member. Franchise and other taxes paid to state authorities are recorded as general and administrative expense on the statement of operations when incurred.

Accounting Standards Codification ("ASC") 740-10-25 describes a comprehensive model for the measurement, recognition, presentation and disclosure of uncertain tax positions in the financial statements. Under the interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the tax authorities have full knowledge of the position and all relevant facts, but without considering time values. We are required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes U.S. federal and certain states. We have no income tax examinations in progress, none are expected at this time, and years 2012 through 2014 are open. The Company does not have any uncertain tax positions as of December 31, 2015.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. In addition, the Rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of December 31, 2015, the Company had net capital of $167,122, which exceeded required net capital by $162,122, and the Company's indebtedness to net capital ratio was 0.22 to 1.

4. Related-Party Transactions

The Company has entered into an Expense Sharing and Administrative Services Agreement (the Agreement) with the Parent. Pursuant to this Agreement, the Parent provides management services and other support costs to the Company. These services and costs, primarily payroll and benefits, rent, and other shared services, are allocated and charged to the Company based on estimates of time spent by key personnel and other rational allocation methods and are recorded as "General and administrative – related party" expenses on the Statement of Operations. If the Parent is reimbursed for such costs, they are paid using the Company's standard process for disbursements, with any unremitted costs recorded as a liability. If the Parent is not reimbursed, the amounts are recorded as capital contributions to the Company by the Parent. During the year ended December 31, 2015, capital contributions were made to the Company by the Parent in the amount of $162,646, of which $100,000 was paid in cash and the remainder represents expenses paid by the Parent on behalf of the Company. In 2015, the Company incurred $66,335 of general and administrative expense sharing costs with the Parent. There were no outstanding general and administrative expenses due to the Parent as of December 31, 2015.

5. Subsequent Events

The Company evaluated subsequent events through February 26, 2016, the date the financial statements were issued. The Company has determined there are no material events or transactions that would affect their financial statements or require disclosure in their financial statements.